EXECUTED COPY

02033649

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 14, 2002

PE

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_ FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

MINUTES OF MEETING OF SHAREHOLDERS No 27: In the city of Buenos Aires on the twenty-fifth day of the month of April of 2002 at 10 a.m. in the principal offices of NORTEL INVERSORA S.A located at Av. Alicia Moreau de Justo 50, piso 11°, the shareholders registered on folio 2 of the Book of Attendance to Meetings of Shareholders No 2, hold a Meeting of Shareholders to discuss the Agenda that appears in the Minutes of the Meeting of the Board of Directors No 128 dated March 12, 2002 and in the notices published with the due advanced time in the Official Gazzette [*"Boletín Oficial de la Nación"*] and in "La Nación" newspaper.

Six shareholders are present, all of them by proxy, representing 4 shareholders who hold 5,330.400 registered shares of common stock with a par value of $ 53,304,000, entitled to 5,330,400 votes, representing 100% of the common capital stock entitled to vote, 1 Class A Preferred Shareholder, holder of 10 Class A preferred registered shares, with a par value of $ 10 each, without voting rights and 1 Class B Preferred Shareholder, holder of 5,000 Class B preferred registered shares, with a par value of $ 10 each, without voting rights. The following Regular Directors are present: Franco Bertone, Christian P. Chauvin, Máximo Bomchil and Franco Livini. María Elvira Cosentino, Manager of the Corporation, the members of the Supervisory Committee: María Rosa Villegas Arévalo and Néstor J. Belgrano and Aldo Carugatti representing the auditing firm Henry Martin, Lisdero & Asociados, members of Ernst & Young International are also present. It is hereby recorded that Nora Lavorante attends in representation of the Buenos Aires Stock Exchange [*"Bolsa de Comercio de Buenos Aires"*] and Ariel Batán attends in representation of the National Securities Commission [*"Comisión Nacional de Valores"*]. Alvaro Susmel, who shall be in charge of the tachygraphic version of the business discussed and resolved in the Meeting, is also present. A copy of this version will be submitted to the office of the Secretary.

Franco Bertone, who chairs the meeting, calls the meeting to order stating that the Shareholders meet for the purposes of considering the business stated in the Agenda.

The first item of the agenda is submitted to consideration and Mariana Rawson Paz, representing shareholder Farallón Telco Argentina, L.L.C. ("Farallón") requests the president's authorization to allow Felipe Yofre, notary public, to record and certify the business discussed and resolved in this Meeting. Mr. Bertone points out that the services of a tachygraphyst have been hired to take down the tachygraphic version of the meeting and that, likewise, representatives of the Buenos Aires Stock Exchange and the National Securities Commission are present, for which he understands that this is sufficient to guarantee the correct representation of what is discussed in the Meeting. Next, the representative of Farallón requests the Meeting to consider whether the notary public may or may not enter the room to certify what has been resolved. The president will include the business as an item to be voted. There being no votes in favor of the proposal submitted by Farallón, the entrance of the notary public in the room is denied. Therefore, the representative of the mentioned shareholder requests that such denial be recorded in the minutes.

1) Consideration of the documentation provided for in section 234, article 1 of Law No 19.550 and Rules of the National Securities Commission and accounting records in English required by the National Securities Commission and the United States Securities and Exchange Commission regarding fiscal year ended December 31, 2001.

The President takes the floor to remind the shareholders that it is necessary to comply with the provisions of section 234, article 1° and section 294, article 5 of Law No 19.550 and with the accounting records in English required by the Rules of the National Securities Commission and the United States Securities and Exchange Commission regarding fiscal year ended December 31, 2001. He further states that all the documents related to the fiscal year to be considered were made available in due time to shareholders. This documentation was prepared pursuant to the provisions issued by the National Securities Commission, *inter alia*, section 26 of Chapter XXVII, incorporated by way of Resolution issued by the National Securities Commission No 392/2002 according to which assets and liabilities in foreign currency accounted for in the Financial Statements as of December 31, 2001 should be valued at the rate of exchange in force on the last day when transactions in foreign currency were carried out in the country and in the case of U.S. dollars the applicable rate of exchange is $1=US$1. The President states that the Shareholders should adopt a decision on the matter.

Telecom Italia S.p.A.'s representative takes the floor and proposes to omit reading the mentioned documentation given that the same is known to everyone. The motion is unanimously approved.

Next, the representative of shareholder France Cables et Radio takes the floor and motions to approve the Annual Report that is transcribed in the Book of Minutes of the Board of Directors No 2, the Review and the Information under Section 68 of the Rules to List in the Buenos Aires Stock Exchange, the Balance Sheet, the Income Statement, the Statement of Changes in Shareholders' Equity, Statement of Changes in the Financial Position, Notes and Annexes thereto that are transcribed in the Book of Inventory No 5 and 6 and the accounting records in English required by the Rules of the National Securities Commission and the United States Securities and Exchange Commission and the report issued by the Supervisory Committee for the fiscal year ended December 31, 2001. The motion is unanimously approved.

Next, the representative of shareholder Farallón takes the floor and states that her principal is holder of a total of 240,434 Class B preferred shares of Nortel Inversora Sociedad Anónima by virtue of the conversion into shares of all the ADRs the company held. However, for the purposes of attending this meeting, Farallón has registered 5,000 Class B preferred shares at a par value of $ 10 each, as it arises from the certificate issued by Caja de Valores S.A. submitted to the Corporation upon the deposit of the shares pursuant to section 238 of Law No 19.550. The total number of shares held by her principal (240,434 Class B Preferred Shares) accounts for 3.057 % of Nortel's capital stock entitling the company to an approximate 8% share in Nortel's profits. On behalf of the shareholder she represents, she requests the Meeting to acknowledge Farallón's right to vote in this meeting pursuant to the provisions of Section 6 of Class B preferred shares terms of issuance approved by Nortel's Meeting of Shareholders on November 10, 1990, as amended on April 25, 1997 (the "Terms of Issuance"), given Nortel's non-performance of the commitment undertaken under article (f) of Section 9 of the Terms of Issuance. Said article (f) sets forth that "the Corporation (Nortel) shall not allow Telco Norte (subsequently called Telecom Stet France Telecom S.A., "Telecom") to incur, assume, secure or otherwise be liable for or be obliged to the payment of any debt (as defined above) if, as a result of such action, the ratio, on a pro forma basis, of total liabilities to its shareholders' equity exceeds 1.75:1 (hereinafter "Debt/Equity Ratio"). Such non-performance of the commitment assumed by Nortel, in her opinion, arises clearly from the pro forma balance sheet in Telecom's financial statements as of December 31, 2001 filed with the Buenos Aires Stock Exchange. Said pro forma balance sheet - which in case of being considered as a basis to compute the Debt/Equity Ratio, pursuant to the provisions of the Terms of Issuance above transcribed- clearly states that Telecom's debt/equity ratio would exceed the Debt/Equity Ratio set forth in article (f) of Section 9 of the Terms of Issuance. This is so, since from the 2001 pro forma balance sheet transcribed in Note 9 of Telecom's individual financial statements as of December 31, 2001, Telecom's Total Liabilities amount to $ 5,520 million and Telecom's total Shareholders' Equity is $893 million. If we divide 5,520 by 893, the result is 6.18; that is to say, that Telecom's liabilities are 6.18 times higher that its Shareholders Equity, instead of being 1.75 times higher as it was agreed in the Terms of Issuance. This pro forma balance sheet –included in note 9 of Telecom's individual financial statements according to Resolution 392/02 of the National Securities Commission – reflects Telecom's financial position considering the effects of the economic measures adopted after December 31, 2001. She states that it is important to point out the fact which makes the situation more serious and which has caused the excess in the Debt/Equity Ratio to be dramatically superior to that agreed upon by the parties. Such fact is that, as it arises from Note 9 to Telecom's individual financial statements as of December 31, 2001, the rate of exchange used in the pro forma balance sheet to assess assets and liabilities in foreign currency payable abroad is US$1=$2, but the rate of exchange in force in March 31, 2002 (last quarterly financial statements) was US$ 1= $ 2.80. By virtue of this, at the closing date of the quarterly financial statements ended in March 31, 2002, the date on which the Board of Directors served notice of the Meeting of Shareholders of common stock and Class A preferred stock and to date, the Debt/Equity Ratio is even higher than that arising from the pro forma balance sheet as of December 31, 2001, from which it arises that Nortel has incurred in non-performance and the right to vote of the party I represent is evident. Likewise, she reminds shareholders their responsibility in their vote pursuant to the provisions of sections 54 and 254 of the Legal Entities Law.

The president states that under the generally accepted accounting standards, as of December 31, 2001 no such non-performance of the commitments assumed in item (f) of Section 9 of the Terms of Issuance applies and that Telecom's shareholders' equity should be calculated according to the generally accepted accounting standards, as it arises from Telecom's most recent quarterly financial statements. Therefore, in this sense, he also believes that the Supervisory Committee has given a negative answer to a specific question posted by Farallón to be acknowledged its right to vote in this Meeting.

Farallón's representative takes the floor to state that the party she represents objects to the approval of Nortel's financial statements as of December 31, 2001 consolidated with those of Telecom and its controlled companies submitted for the consideration of this Meeting since they reflect the payments made by Telecom under the Management Agreement executed between France Cables et Radio ("FCR") and Telecom Italia S.p.A. ("TI") (jointly the "Comptrollers") and Telecom on August 9, 1999 (the "Management Agreement"). It should be noted that the payments made to the Comptrollers during the fiscal year that ended December 31, 2001, under the Management Agreement amount to the sum of $ 142 million and the payments made by Telecom to the Comptrollers and affiliates, *inter alia*, amount to approximately $ 47 million. That means that said payments amount to a total of $ 189 million. She further states that the mentioned payments were made by Telecom despite the fact that at the time some of such payments were made, Telecom's critical cash position was publicly known, situation which would subsequently cause Telecom's continuos suspension of payments admitted by the latter when it announced to the public the suspension of the payment of the principal of all its financial debt and the debt of its subsidiaries in Argentina. Last, she points out that the payments made under the Management Agreement, as well as Telecom's excessive indebtedness which resulted in the continuous suspension of payments had a direct impact on Telecom's bottom line, causing, on the one hand, a reduction in the company's value and, eventually, in Telecom's shares' market value -shares which are owned by Nortel- and indirectly a reduction in the value and, eventually, in Nortel's shares' market value, which are owned by the party I represent; and on the other hand, the failure to pay dividends to Nortel's shareholders. It should be noted that during the fiscal year ended December 31, 2001, the Comptrollers - controlling shareholders of Telecom and Nortel- received payments from Telecom of approximately $189 million, while Class A and Class B preferred shareholders - in the case the Board's proposal is adopted- shall not receive any sum whatsoever. That is to say, while both groups of (Common and Class A and B Preferred) shareholders are entitled as Nortel's shareholders to approximately 50% of Nortel's profit distributions each, common shareholders through their right to exercise the control on Nortel and Telecom receive payments by Telecom several times superior to those received by Class A and B preferred shareholders.

2) <u>Discharge of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2001.</u>

The representative of Telecom Italia S.p.A. takes the floor and proposes the discharge of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2001. The motion is unanimously approved.

The representative of Farallón takes the floor to inform that the company she represents does not deem it adequate to discharge Nortel's Board of Directors during the fiscal year under consideration given the questionable performance of its members when they directed the approval in Telecom's Meeting of Shareholders of (i) Telecom's financial statements as of December 31, 2001 which reflect the payments made under the Management Agreement and (ii) the discharge of the Telecom's Directors and members of the Supervisory Committee who with their actions they allowed the payments under the Management Agreement as well as Telecom's excessive debt and the consequent continuous suspension of payments. Likewise, the company she represents has to state in this Meeting its opinion against Nortel's Board of Directors performance when considering the financial statements and the Board's performance in Telecom's Meeting of Shareholders for the following reasons: 1) not taking the necessary action to reduce definitely, and eventually eliminate, the compensation fixed in item 2.7 of the Management Agreement, considering that Telecom's present economic and operating situation is absolutely the opposite of that existing at the time the Management Agreement was executed; 2) allowing the continuation of the payments under the Management Agreement even when they were aware of Telecom's cash position. Therefore, the company she represents objects to discharge Nortel's Board. On the other hand, the company questions the Board's attitude when it called a Special Meeting of Class A preferred shareholders in the event the Meeting voted against the payment of dividends, deliberately excluding from the notice thereto Class B preferred shareholders despite the fact that it was evident that the Debt/Equity Ratio set forth in the Class B preferred shares Terms of Issuance was not being complied with. In fact, when the notice to the Annual Meeting of Shareholders and Special Meeting of Class A preferred shareholders was served, the Board could not ignore – for the above reasons- that Nortel had failed to comply with the commitment assumed in item (f) of Section 9 of Class B preferred shares Terms of Issuance and that the latter were entitled to vote and, therefore, should have been notified of the Meeting of Shareholders and the Special Meeting of Class A preferred shareholders. Nortel's unfulfillment - and the consequent right to vote of the company she represents – is evident from the pro forma balance sheet as of December 31, 2001 and, moreover, from Telecom's continuous suspension of payments. Likewise, she states that Nortel's Board of Directors and Supervisory Committee denied the right to vote of the company she represents arguing that, technically, an unfulfillment of the Terms of Issuance was not applicable yet. However, said bodies applied a different criterion in relation to Class A preferred shares, whom they called to a Special Meeting in the case the common shareholders resolved against paying dividends even when, technically, the unfulfillment of the Terms of Issuance would apply at the end of the fifth month after the closing of the Corporation's fiscal year, that is to say, May 31. She adds that the fact that the Board deliberately excluded Class B preferred shares from the notice to the Special Meeting of Class A Shareholders can only be construed as a scheme to prevent Class B preferred shareholders from appointing a director (given the majority they hold in relation to Class A preferred shares) with no other reason than the enmity derived from Farallón's claims – Farallón being one of the most important holders of said class of shares. Finally, she reminds the holders of Nortel's common shares their liability in the vote pursuant to the provisions of sections 54 and 254 of the Legal Entities Law.

3) Compensation of the Board of Directors, Supervisory Committee and Certifying Accountant for the fiscal year ended December 31, 2001.

The President takes the floor and states that all the directors have notified that they waive their fees. The Meeting records such waiver and thanks the action.

The representative of the shareholder France Cables et Radio takes the floor and, in relation to the fiscal year under consideration, he proposes to vote a $20,000 fee for each of the Syndics members of the Supervisory Committee and a $40,000 fee (not including VAT) for the auditing firm Henry Martin, Lisdero & Asociados, members of Ernst & Young International, proposal which is unanimously approved.

4) <u>Consideration of the fiscal year results. Board's proposal not to distribute dividends</u>

The President takes the floor and informs that, as it arises from the Annual Report, the Income Statement for the fiscal year ended December 31, 2001 recorded net profits of $ 25 million and that the Meeting should resolve its use. Next, he states that the Board has proposed not to distribute dividends since there are no funds to pay the same, circumstance that has worsen by the resolution adopted by Telecom Argentina Stet-France Telecom S.A. (Telecom) in the meeting held on April 24, 2002 where it was resolved to carry forward the total of the retained earnings.

Next, the representative of shareholder Telecom Italia S.p.A. takes the floor and proposes to carry forward the retained earnings of the fiscal year closed December 31, 2001 after the legal reserve has been provided for.

Before voting, Mr. Siro Astolfi, representative of IRHE Holdings takes the floor to state that, in his opinion, voting the proposal of not distributing dividends would imply unfulfillment under the terms and conditions of Class A preferred shares. He further adds that he also considers that voting the proposal contained in item five of the Agenda referred to the redemption of Class A Preferred Shares would also constitute an unfulfillment and that it cannot be argued that the reason is lack of liquidity. It is a statement of principle. The evident lack of liquidity was caused by the controlling shareholders in exercise of their powers when they voted against paying the dividends. There are retained earnings, which is extremely important for redemption. Consequently, the conditions established upon the issuance of Class A Preferred Shares are complied with. He requests the Syndics to note that his opinion is that the Board of Directors should propose the company's compliance of its obligation and that this should be recorded and he further requests the shareholders and the Board of Directors to vote in favor of the distribution of dividends to meet its debts. In this way, Telecom would be paying the interest on its debts and, in this case, the conditions being complied with, the company's obligation towards Class A Preferred Shares is directly a debt, particularly in the redemption case, for which he points out the Board's and the Supervisory Committee's liability and requests them to vote in favor of the pertinent distribution of shares. On the other hand, if there were any liquidity problems, he ignores whether they have tried to solve them but no proposal has been put forward either. Telecom could have paid dividends in kind. It could even have tried to distribute some class of share or resources to produce liquidity and pay dividends. This is what he expects and he urges, once again, to vote in favor of the fulfillment of the obligations arising from the terms and conditions and he reminds the Board its liability as regards Class A shares and that it should change the proposal published in the Annual Report so that it complies with its obligations towards Class A shareholders and requests the Supervisory Committee to record the foregoing.

Next, the representative of Farallón takes the floor and states that the company she represents believes that it is not applicable to approve the application of the results, the failure to distribute dividends and that the use of the $ 25 million should be clearly stated, use which has not been informed in past opportunities. The Meeting resolved that said sum should be allotted to a retained earnings account that as of December 31, 2001 held 726 million and that said account is an accumulation of earnings obtained in different fiscal years and that have not been distributed and this fact implies a virtual appropriation given that such sum has not been capitalized nor distributed and is held in a kind of deposit that is contrary to the companies' private property. She requests that this should be recorded and reminds the holders of Nortel's common stock their liability in the vote pursuant to the provisions of sections 54 and 254 of the Legal Entities Law.

The president informs that pursuant to Class A preferred shares terms of issuance, redemption is paid out of the liquid profits or liquid reserves. The profits from Nortel's financial statements do not result from distributed profits but from an increase in the number of Telecom shares owned. Then, they are realized but not liquid profits; consequently, the basic assumption does not apply and the redemption payment was made and there is no breach of any of the Class A shares terms of issuance.

The representative of IRHE Holdings states that he believes that to argue lack of liquidity is inadmissible in this case because the lack of liquidity was caused by the controlling shareholders when they voted against the payment of dividends in the Telecom Meeting of Shareholders the day before. On the other hand, he states that the Board of Directors, in performance of its obligations towards shareholders and the company's obligations towards Class A shareholders, could have tried – although there is no evidence of any attempt of doing so- to find liquidity in some other way or could have tried to offer some kind of liquidity as, for example, offering Telecom shares –shares that are liquid- with which the lack of liquidity cannot be argued given that the same was caused by the controlling shareholders. Accordingly, it is a statement of principle that it was not paid because the day before they voted against the payment of dividends. Likewise, he wishes to state that non-performance and delayed performance are different matters; however, delayed performance or non-performance have consequences..

The Farallón representative supports the IRHE Holdings representative's statements.

The motion is voted and unanimously approved.

5) <u>Consideration of the Board's proposal not to pay the scheduled redemption of Class A Preferred Shares</u>.

The representative of France Cables et Radio takes the floor and proposes that based on the same reasons stated in item 4) of the Agenda it should be resolved not to pay the scheduled redemption of Class A Preferred Shares.

The IRHE Holdings representative says he refers to what he has previously stated in connection with item 4).

The motion submitted by the representative of France Cables et Radio is unanimously approved.

6) Number of regular and alternate directors. Election of regular and alternate directors by Class A and B Shares of Common Stock.

The President takes the floor and before submitting to consideration item 6° of the Agenda he reminds shareholders that they shall have to comply with the provisions of Section 4, Chapter XXI of the National Securities Commission in relation to the appointment of Directors and Syndics.

Telecom Italia S.p.A's representative takes the floor and in the name and on behalf of its principal he points out that due to the expiration of the periods for which the members of the Board were elected, the Meeting should appoint regular and alternate directors for Class A and B Shares of Common Stock who shall hold office during the next fiscal year.

After a brief discussion, the two holders of Class A and B Shares of Common Stock resolve that the number of regular directors shall be 6 with 6 alternate directors. The following persons were appointed:

a) Directors appointed by Class A: Regular Directors: Franco Bertone, Oscar Cristianci and Franco Livini. Alternate Directors: Carlos Baldizzone, Antonio Porro and Luca Minzolini, who shall indistinctly substitute the Regular Directors in case of absence or incapacity of any of them.

b) Directors appointed by Class B: Regular Directors: Christian P. Chauvin, Laurent Mialet and Máximo Bomchil. Alternate Directors: Jean-Pierre Achouche, Eric Bouvier and Jacques Brun who shall indistinctly substitute the Regular Directors in case of absence or incapacity of any of them.

The representative of France Cables et Radio and Atlas Services Belgium, pursuant to the provisions of Section 4, Chapter XXI of the Rules issued by the National Securities Commission, states that Christian P. Chauvin and Máximo Bomchil, appointed regular directors, and Jean-Pierre Achouche and Eric Bouvier, appointed alternate directors, are "non independent" ("*no independientes*") since they are directors of Telecom Argentina Stet-France Telecom S.A. ("Telecom"). The same status applies to Laurent Mialet and Jacques Brun given that they are dependant ("*dependientes*") of France Cables et Radio.

The representatives of Telecom Italia S.p.A. and Stet International Netherlands N.V. state under the provisions of Section 4, Chapter XXI of the Rules issued by the

National Securities Commission, that the persons appointed as regular directors, Franco Bertone and Franco Livini, and as alternate directors, Antonio Porro and Luca Minzolini are "non independent" ("*no independientes*") since they are directors of Telecom Argentina Stet-France Telecom S.A. ("Telecom"). The same status applies to Oscar Cristiance and Carlo Baldizzone given that they are dependants ("*dependientes*") of the Telecom Italia S.p.A. group.

c) Likewise, it was resolved pursuant to Resolution IGJ (G) No 9/87 of the Superintendency of Legal Entities to authorize María Rosa Villegas Arévalo, Néstor J. Belgrano, Carlos María Brea, Adriana De Florio and Gustavo Andrés de Jesús to execute a private document evidencing what has been resolved in this item and carry out the pertinent registration thereof in accordance with the provisions of Resolution IGJ (G) No 2/87 issued by said agency. The persons authorized shall have powers to answer proceedings, to comply with any observations that the enforcement authority may put forward, execute supplementary private documents and carry out any other necessary act for the performance of the granted agency.

7) Election of the members of the Supervisory Committee

The representative of shareholder Telecom Italia S.p.A. takes the floor and proposes to approve the reelection of María Rosa Villegas Arévalo, Néstor J. Belgrano and Enrique Garrido as regular syndics and Gustavo Andrés de Jesús and Javier Petrantonio as alternate syndics of Néstor J. Belgrano and Juan Martín Arocena as alternate syndic of María Rosa Villegas Arévalo and Enrique Garrido, indistinctly. The motion is unanimously approved.

Next, the representative of Telecom Italia S.p.A. takes the floor and states that in compliance of the provisions of Section 4, Chapter XXI of the Rules issued by the National Securities Commission he informs that the persons he has proposed as syndics are lawyers and work for the law firms Allende & Brea and M&M Bomchil. These law firms are legal counsels of Nortel Inversora S.A. and Telecom. He further adds that all the regular and alternate syndics are syndics of Telecom and members of the Supervisory Committee of the companies controlled by Telecom. Likewise, he informs that neither the proposed syndics, the law firms they belong to nor any other lawyer belonging to said law firms, have ever been External Auditors of the corporation nor will they be proposed as such.

8) Appointment of a Certifying Accountant for the fiscal year that will close in December 31, 2002 and the pertinent compensation

The representative of France Cables et Radio takes the floor and proposes to appoint as Auditor and certifying accountant of the Financial Statements for the fiscal year that will close in December 31, 2002, "Henry Martin, Lisdero and Asociados", members of "Ernst & Young International" and that its compensation should be fixed by the Meeting of Shareholders that considers said Financial Statements. He further proposes that the Board of Directors shall have the powers to establish the way in which the services shall be rendered and to make advanced payments.

The motion is unanimously approved.

9) Appointment of two shareholders to sign the minutes

The representative of Stet International Netherlands N.V takes the floor and proposes that the minutes should be signed by the representatives of shareholders Telecom Italia S.p.A. and France Cables et Radio. The motion is unanimously approved.

There being no further matters to discuss, the meeting is adjourned at 10: 55 a.m. after reading, approving and signing these minutes.

MINUTES OF SPECIAL MEETINGS OF CLASS "A" PREFERRED SHAREHOLDERS No 6

In the city of Buenos Aires on the twenty-fifth day of the month of April of the year 2002 at 3:45 p.m. NORTEL INVERSORA S.A. Class "A" Preferred Shareholders - whose names are listed and stamped on Folio 3 of the Book of Attendance to Meetings of Shareholders No 2 - hold a Special Meeting on first call at Alicia Moreau de Justo 50, 11th floor, for the purposes of discussing the items of the Agenda mentioned in the Minutes of the Board of Directors No 128 dated March 12, 2002 and in the notices published in the Official Gazette and "La Nación" newspaper.

Seven shareholders are present, all of them represented by proxy, holders of 805,668 Class A Preferred Shares with a par value of $ 10 each and entitled to one vote per share. These shares represent 75.83% of the total Class A Preferred Shares.

The members of the Supervisory Committee, María Rosa Villegas Arévalo, Néstor J. Belgrano and Enrique Garrido are present. Likewise present is the Manager of the Corporation, María Elvira Cosentino. It is hereby recorded that accountant Nora Lavorante attends in representation of the Buenos Aires Stock Exchange ["*Bolsa de Comercio de Buenos Aires*"] and Ariel Batán attends in representation of the National Securities Commission ["*Comisión Nacional de Valores*"]. Alvaro Susmel, who shall be in charge of the tachygraphic version of the business discussed and resolved in the Meeting is also present.

The President proposes that the Meeting should be chaired by Máximo Bomchil. The proposal is voted and unanimously approved.

Mr. Bomchil takes the floor and after verifying that a quorum is present he calls the meeting to order. He adds that the Shareholders meet to consider the following Agenda:

1) Subject to the resolution to be adopted on April 25, 2002, Nortel Inversora S.A.'s Annual Meeting of Shareholders in item 4 of the Agenda, appointment of a Regular and an Alternate Director for Class A Preferred Shares, pursuant to the terms of issuance of Class A Preferred Shares and Section 15 of the Bylaws.

2) Appointment of two shareholders to sign these minutes.

Next, there being no objections, the President declares the meeting duly constituted and submits to the consideration of the shareholders the first item of the Agenda:

AGENDA

1) Subject to the resolution to be adopted on April 25, 2002, Nortel Inversora S.A's Annual Meeting of Shareholders in item 4 of the Agenda, appointment of a Regular and an Alternate Director for Class A Preferred Shares, pursuant to the terms of

issuance of Class A Preferred Shares and Section 15 of the Bylaws.

The President takes the floor and states that as the Annual Meeting of Shareholders of the Corporation resolved to carry forward the retained earnings for fiscal year ended December 31, 2001, which implies that base dividends will not be paid to Class A Preferred Shareholders, pursuant to the Terms of Issuance and the Bylaws, Class A Preferred Shareholders are entitled to appoint one regular director and one alternate director.

The representative of shareholder Banca Nazionale del Lavoro S.p.A. takes the floor and proposes to appoint as regular director in representation of Class A preferred shares Roberto Iannone for a term of one fiscal year. Next, the representative of shareholder IRHE Holdings takes the floor and proposes to appoint Ricardo Muñoz de Toro, instead. The shareholders' representatives state that both candidates are independent under the applicable provisions of the National Securities Commission.

The President submits to vote both motions. Mr. Iannone is elected by majority of votes. He was voted by the following shareholders: Intesa BCI (30,308 votes), Banca Nazionale del Lavoro (220,171 votes) and J.P. Morgan (340, 640 votes), the total of which amounts to 591,119 votes representing 73.37 % of the shares present. Mr. Muñoz de Toro's appointment was voted by the following shareholders: Credit Lyonnais (111,355 votes) and IRHE Holdings (89,173 votes), the total of which amount to 200,528 votes representing 24.89 % of the shares present. The shareholders SEB and ABN AMRO abstained from voting.

2. Appointment of two shareholders to sign the minutes

The representative of shareholder Banca Nazionale del Lavoro takes the floor and proposes to appoint the shareholder he represents and shareholder BCI to sign the minutes. The representative of IRHE Holdings takes the floor and proposes to appoint Crédit Lyonnais and the shareholder he represents. Given that none of the proposals obtained the majority of the votes required, the IRHE Holdings' representative proposes to unify the motions and that shareholder IRHE Holdings and Banca Nazionale del Lavoro should be appointed for such purpose. The motion is unanimously approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: May 14, 2002

By: ____________________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer